

Via U.S. Mail and Facsimile

Mail Stop 4631

May 13, 2010

Meetesh V. Patel
Chief Executive Officer and President
New Energy Technologies, Inc.
3905 National Drive, Suite 110
Burtonsville, Maryland 20866

>   **Re: New Energy Technologies, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 30, 2010**
>   **File No. 333-162417**

Dear Mr. Patel:

   We have reviewed your filing and have the following comments.

<u>Selling Stockholders, page 73</u>

1.   Please reinsert the language you have deleted in this amendment from footnote 10, or tell us why the language was removed. This information had been provided pursuant to earlier comments seeking clarification of the source of these shares, and served to distinguish the options overlying the shares being offered for resale by Mr. Patel from those which have not yet vested.

<u>Index to Consolidated Financial Statements, page 80</u>

2.   We note disclosure of updated financial statements for the period ended February 28, 2010 in the index to consolidated financial statements. However, the updated financial statements are not included in the registration statement. Instead, it appears that you have filed financial statements for the period ended November 29, 2009. Please revise to include updated financial information.

Index to Exhibits

3. We note disclosure of redacted exhibits. Please submit a confidential treatment request or provide the unredacted exhibits for exhibits 10.5 and 10.6.   Please adequately mark that confidential treatment has been granted for Exhibits 10.3 and 10.4. See Staff Legal Bulletin 1A, Section II, D(5).   Please note that we must complete the processing of any requests for confidential treatment and we may have comments on such requests prior to any request for acceleration.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joseph Sierchio, Esq. (*Via facsimile 212/246-3039*)
        Sierchio & Company, LLP
        430 Park Avenue, 7th Floor
        New York, New York 10022